Form 52-109F1R

Certification of refiled annual filings

This certificate is being filed on the same date that TERYL RESOURCES CORP. (the “issuer”) has refiled annual management discussion and analysis for the year ended May 31, 2009.

I, John Robertson, Chief Executive Officer of Teryl Resources Corp. certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A,

including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of the issuer for the financial year ended May 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 30, 2009

Signed “John Robertson”

_______________________

JOHN ROBERTSON

President and Chief Executive Officer